Exhibit 99.18

2015 capital increase reserved for employees: subscription price set

TOTAL

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Fax : + 33 (0) 1 47 44 68 21

Isabelle DESMET

Tel.: + 33 (0) 1 47 44 37 76

Marie-Isabelle FILLIETTE

Tel.: + 33 (0) 1 47 44 55 38

Victoria CHANIAL

Tel.: + 33 (0) 1 47 44 35 86

Laetitia MACCIONI

Tel.: + 33 (0) 1 47 44 71 49

Evgeniya MAZALOVA

Tel.: + 33 (0) 1 47 44 57 00

Paul NAVEAU

Tel.: + 33 (0) 1 41 35 22 44

Damien STEFFAN

Tel.: + 33 (0) 1 41 35 32 24

Quentin VIVANT

Tel.: + 33 (0) 1 41 35 37 44

Anastasia ZHIVULINA

Tel.: + 33 (0) 1 47 44 76 29

TOTAL S.A.

Share Capital € 5 963 168 812.50

Registered in Nanterre

RCS 542 051 180

www.total.com

Paris, March 13, 2015 - At its meeting on July 29, 2014, the Board of Directors of TOTAL S.A. decided to proceed, before the Shareholders’ Meeting of May 29, 2015, with a capital increase reserved for employees and retirees of the Group, for a maximum of 18 million shares.

The subscription price was set today at €37.50.

The subscription price is the average of the closing market price for Total shares over the 20 trading days (between February 13 and March 12, 2015) preceding the decision setting the opening date of the cancellation/subscription period, this average being reduced by a 20% discount.

The cancellation/subscription period is from March 14 to March 20, 2015 inclusive. The terms of cancellation/subscription are available on the website totalcapital2015.com.

By regularly carrying out capital increases reserved for employees, the Group offers its employees the opportunity to buy Total shares under preferential terms. Thus, the Group aims to develop its employee shareholding, associate them more closely with the Group’s financial performance and enable them to benefit from their commitment.

As of December 31, 2014, employees of the Group held 4.6% of the capital.
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About Total

Total is a global integrated energy producer and provider, a leading international oil and gas company, and the world’s second-ranked solar energy operator. We are committed to better energy that is safer, cleaner, more efficient, more innovative and accessible to as many people as possible, and our 100,000 employees play an active role in helping us achieve this mission. As a responsible corporate citizen, we focus on ensuring that our operations in more than 130 countries worldwide consistently deliver economic, social and environmental benefits. www.total.com